UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

Delegación Cuauhtémoc

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V.

On December 12, 2012, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that an extensive three month testing and analysis conducted by COMSAT Technical Services (“CTS”) allow Satmex to extend the estimated remaining useful life of Satmex 5 until October 5, 2013 (the “Satmex 5 Expiration Date”) and that Satmex 5 has sufficient propellant to continue normal operations until such date. In a previous disclosure in Satmex’s Form 20-F for the fiscal year ended December 31, 2011, the estimated remaining useful life of Satmex 5 was 1.14 years from December 31, 2011. In another previous disclosure in Satmex’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2012, Satmex extended such estimate and calculated that the remaining useful life of Satmex 5 would expire on May 4, 2013. CTS’s testing and analysis further extends Satmex 5’s estimated remaining useful life to the Satmex 5 Expiration Date.

On December 12, 2012, Satmex also announced that the launch date, previously scheduled for December 28, 2012 (the “Original Launch Date”), of its C- and Ku- band satellite, Satmex 8, is likely to be delayed due to the Proton Breeze M anomaly (the “Anomaly”) previously disclosed in a press release dated December 8, 2012 by ILS International Launch Services, Inc. (“ILS”). As previously disclosed in Satmex’s report on Form 6-K filed with the SEC on December 27, 2010, Satmex entered into a contract for launch services, ILSB-1006-4488 (the “Launch Services Agreement”), with ILS on December 23, 2010 for the launch of Satmex 8. In a previous disclosure in Satmex’s report on Form 6-K filed with the SEC on October 25, 2012, Satmex amended the original Launch Window set forth in the Launch Services Agreement, which contemplated a launch date during the third quarter of 2012, and scheduled the launch to take place on the Original Launch Date, as agreed upon by Satmex and ILS on October 12, 2012.

Due to the Anomaly, the Original Launch Date has been postponed by Satmex and ILS pursuant to the provisions of the Launch Service Agreement. The launch of Satmex 8 is expected to occur prior to the Satmex 5 Expiration Date. The Launch Services Agreement has been filed with the SEC as exhibits to Satmex’s Form 20-F for the fiscal year ended December 31, 2010. Amendments No. 1 to the Launch Services Agreement, dated as of January 19, 2011, and Amendment No. 2 to the Launch Services Agreement, dated as of November 15, 2011, have been filed with the SEC as exhibits to Satmex’s Form 20-F for the fiscal year ended December 31, 2011.

A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit No.

Exhibit 99.1             Press Release of Satélites Mexicanos, S.A. de C.V., dated December 12, 2012.

*********************

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.a. De C.v. (registrant)

Date: December 27, 2012	By:	/s/ Verónica Gutiérrez Zamora García
		Name:	Verónica Gutiérrez Zamora García
		Title:	General Counsel

2